SCHEDULE 13G

              Under the Securities Exchange Act of 1934
                      (Amendment No. ------------)

                       Dun & Bradstreet Corp.

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                         (Name of Issuer)

                               Common
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                     (Title of Class of Securities)

                              26483E100
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                            (CUSIP Number)


Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other previsions of the Act (however, see the Notes)

Item 1(a) 	NAME OF ISSUER
	Dun & Bradstreet Corp.
Item 1(b)	ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES
		One Diamond Hill Road
	Murry Hill, NJ 07974
Item 2(a)	NAME OF PERSON FILING
	DAVIS SELECETED ADVISERS L.P. for
	Abar Foundation
	American Saw
	Atkins, B.
	Atlanta Gas & Light Company
	Atmos Energy
	Bowne & Co.
	Central & Southwest Systems Pension Plan
	Catholic Mutual Relief Society of
American Retirement Plan
Davis Ptrns Fnd
	DetroitLaborers
	Davis Financial Fund
	Davis Growth Opportunity Fund
	Davis New York Venture Fund
	Davis Variable Financial Portfolio
	Davis Variable Value Portfolio
	Electrical Workers Annuity
	Electrical Workers Pension
	Eltech
	Emma Willard
	G Depreciation
	G Foundation
	Georgia
	Georgia Corp
	Gonzaga Univ
	Hathaway Brown
	Hoff Family Tr.
	Lewis & Roca
	Mass Mutual Portfolio
	Mass Mutual Variable
	Martin A
	Martin B
	Medcen
	MennenFamily Trust
	Methodist Home
	Milder CP
	Minn Retail Meatcutters
	Mt. Sinai
	Mutual Protect
	NASDRegulation
	NedsIsland
	NM Mutual
	NYC Superior
	Plumber & Pipefitters
	SunAmerica Venture Value
	Prudential SP
	Quadsan
	RL Polk
	Selected America Shares
	Sicav Davis Financial Fund
	Sicav Davis Value Fund
	SSB Large Cap V
	Stobie Creek
	SunAnerica Style Select
	SunAmerica Large Cap Value
	Suburban Prop
	SunLifeFin'l
	SunLifeValue
	Temple
	Union Dale
	Via Metropolitan
	Volvo
	New England Zenith
	Merrill Lynch Wrap
	Dean Witter Wrap
	Paine Webber Wrap
	Piper Jaffrey Wrap
	APL Wrap
	CIBC Wrap
	SSB Wrap
	Prudential Wrap
Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE
		2949 East Elvira Road, Suite 101
	Tucson, Arizona 85706
Item 2(c)	CITIZENSHIP
	Colorado Limited Partnership
Item 2(d)	TITLE OF CLASS OF SECURITIES
	Common
Item 2(e)	CUSIP NUMBER
	26483E100
Item 3	FIELD PURSUANT TO RULE 13d-1(b)
(e) [X] Investment Adviser registered under Section 203 of the
Investment
	 Advisers Act of 1940
Item 4 	OWNERSHIP
	(a) Amount beneficially owned		9,518,258	shares

	Abar Foundation	   					1,000
	American Saw						2,050
	Atkins, B.							1,000
	Atlanta Gas & Light Company				5,550
	Atmos Energy						3,850
	Bowne & Co.							2,000
	Central & Southwest Systems Pension Plan		17,150
	Catholic Mutual Relief Society of American
		 Retirement Plan					1,250
	Davis Ptrns Fnd						25,800
	DetroitLaborers						11,550
	Davis Financial Fund					1,619,850
	Davis Growth Opportunity Fund				47,500
	Davis New York Venture Fund				4,957,400
	Davis Variable Financial Portfolio			17,000
	Davis Variable Value Portfolio			24,300
	Electrical Workers Annuity				11,100
	Electrical Workers Pension				33,600
	Eltech							2,300
	Emma Willard						1,400
	G Depreciation						3,700
	G Foundation						1,500
	Georgia							2,350
	Georgia Corp						5,350
	Gonzaga Univ						2,500
	Hathaway Brown						1,800
	Hoff Family Tr.						1,600
	Lewis & Roca						800
	Mass Mutual Portfolio					54,650
	Mass Mutual Variable					3,150
	Martin A							500
	Martin B							500
	Medcen							950
	MennenFamily Trust					12,100
	Methodist Home						9,500
	Milder CP							2,100
	Minn Retail Meatcutters					23,100
	Mt. Sinai							6,400
	Mutual Protect						1,450
	NASDRegulation						4,100
	NedsIsland							3,600
	NM Mutual							3,350
	NYC Superior						3,750
	Plumber & Pipefitters					1,100
	SunAmerica Venture Value				579,000
	Prudential SP						3,000
	Quadsan							1,650
	RL Polk							1,600
	Selected America Shares					1,221,000
	Sicav Davis Financial Fund				19,350
	Sicav Davis Value Fund					79,250
	SSB Large Cap V						10,400
	Stobie Creek						8,150
	SunAnerica Style Select					9,950
	SunAmerica Large Cap Value				5,700
	Suburban Prop						3,000
	SunLifeFin'l						5,400
	SunLifeValue						3,000
	Temple							750
	Union Dale							2,600
	Via Metropolitan						1,800
	Volvo								2,400
	New England Zenith					188,700
	Merrill Lynch Wrap					19,407
	Dean Witter Wrap						109,849
	Paine Webber Wrap						71,251
	Piper Jaffrey Wrap					800
	APL Wrap							63,868
	CIBC Wrap							2,706
	SSB Wrap							37,270
	Prudential Wrap						130,857
	(b) Percent of class				15.79%
	Abar Foundation						0.00%
	American Saw						0.00%
	Atkins, B.							0.00%
	Atlanta Gas & Light Company				0.01%
	Atmos Energy						0.00%
	Bowne & Co.							0.00%
	Central & Southwest Systems Pension Plan		0.02%
	Catholic Mutual Relief Society of American
		Retirement Plan					0.00%
	Davis Ptrns Fnd						0.03%
	DetroitLaborers						0.01%
	Davis Financial Fund					2.00%
	Davis Growth Opportunity Fund				0.06%
	Davis New York Venture Fund				6.12%
	Davis Variable Financial Portfolio			0.02%
	Davis Variable Value Portfolio			0.03%
	Electrical Workers Annuity				0.01%
	Electrical Workers Pension				0.04%
	Eltech							0.00%
	Emma Willard						0.00%
	G Depreciation						0.00%
	G Foundation						0.00%
	Georgia							0.00%
	Georgia Corp						0.01%
	Gonzaga Univ						0.00%
	Hathaway Brown						0.00%
	Hoff Family Tr.						0.00%
	Lewis & Roca						0.00%
	Mass Mutual Portfolio					0.07%
	Mass Mutual Variable					0.00%
	Mattin A							0.00%
	Mattin B							0.00%
	Medcen							0.00%
	MennenFamily Trust					0.01%
	Methodist Home						0.01%
	Milder CP							0.00%
	Minn Retail Meatcutters					0.03%
	Mt. Sinai							0.01%
	Mutual Protect						0.00%
	NASDRegulation						0.01%
	NedsIsland							0.00%
	NM Mutual							0.00%
	NYC Superior						0.00%
	Plumber & Pipefitters					0.00%
	SunAmerica Venture Value				0.71%
	Prudential SP						0.00%
	Quadsan							0.00%
	RL Polk							0.00%
	Selected America Shares					1.51%
	Sicav Davis Financial Fund				0.02%
	Sicav Davis Value Fund					0.10%
	SSB Large Cap V						0.01%
	Stobie Creek						0.01%
	SunAnerica Style Select					0.01%
	SunAmerica Large Cap Value				0.01%
	Suburban Prop						0.00%
	SunLifeFin'l						0.01%
	SunLifeValue						0.00%
	Temple							0.00%
	Union Dale							0.00%
	Via Metropolitan						0.00%
	Volvo								0.00%
	New England Zenith					0.23%
	Merrill Lynch Wrap					0.20%
	Dean Witter Wrap						1.15%
	Paine Webber Wrap						0.75%
	Piper Jaffrey Wrap					0.01%
	APL Wrap							0.67%
	CIBC Wrap							0.03%
	SSB Wrap							0.39%
	Prudential Wrap						1.37%

	(c) Number of shares as to which such person has:

	(i)   sole power to vote or to direct the vote

		Davis Selected Advisers, L.P.       9,518,258
	(ii)  shared power to vote to direct the vote

		N/A
	(iii) sole power to dispose or to direct  the disposition of

	     Davis Selected Advisers, L.P.     9,518,258

	(iv) shared power to dispose or to direct the disposition of
			N/A

Item 5	Not applicable

Item 6	Not applicable

Item 7	Not applicable

Item 8 	Not applicable

Item 9	Not applicable

Item 10	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in
connection with or as a participant in 	any transaction having
such purposes or effect.

After reasonable inquiry and to the best of my knowledge and
belief, I 	certify that the information set forth in this
statement is true, complete and correct.

	SIGNATURE	/s/ Anthony Frazia

	PRINT	Anthony Frazia, Chief Compliance Officer

	DATE	February 14, 2001